# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gossamer Bio, Inc., CIK 0001728117
CUSIP: 38341P102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 07/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595855

## Reporting persons
- Opaleye Management Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 24,932,565; sole dispositive power 0; shared dispositive power 24,932,565; aggregate amount beneficially owned 24,942,565 (5.1% of the class)
- Opaleye, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,141,629; sole dispositive power 0; shared dispositive power 24,141,629; aggregate amount beneficially owned 24,141,629 (4.94% of the class)
  Comment: Based on 488,846,722 shares of Common Stock outstanding as of June 5, 2026, as reported by Gossamer Bio, Inc. in its Definitive Proxy Statement on Schedule 14A filed with the SEC on June 9, 2026.
- James Silverman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 24,942,565; sole dispositive power 0; shared dispositive power 24,942,565; aggregate amount beneficially owned 24,942,565 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Gossamer Bio, Inc.
Address of issuer's principal executive offices: 3115 Merryfield Row, Suite 120, San Diego, CALIFORNIA , 92121

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) Opaleye Management Inc. (the "Adviser"), (ii) Opaleye, L.P. (the "Fund"), and (iii) James Silverman (collectively, the "Reporting Persons"). The Fund directly holds 24,141,629 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Gossamer Bio, Inc. (the "Issuer"). The Adviser, as investment adviser to the Fund and a separately managed account, and Mr. Silverman, as the controlling person of the Adviser, may be deemed to beneficially own an aggregate of 24,942,565 shares of Common Stock, consisting of 24,141,629 shares held directly by the Fund and 800,936 shares held in a separately managed account. The filing of this statement shall not be construed as an admission that any Reporting Person is the beneficial owner of any securities covered by this statement for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise.
Address of principal business office or, if none, residence: One Boston Place, 26th Floor, Boston, MA 02108
Citizenship: Opaleye Management Inc. - Massachusetts Opaleye, L.P. - Delaware James Silverman - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 24,942,565.00
Percent of class: 5.10 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 24,942,565.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 24,942,565.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among the reporting persons

## Signatures
- Opaleye Management Inc.: /s/ James Silverman, President (07/29/2026)
- Opaleye, L.P.: /s/ James Silverman, General Partner (07/29/2026)
- James Silverman: /s/ James Silverman, Individually (07/29/2026)